

February 28, 2013

<u>Via E-Mail</u>
Peter Slover
Principal Accounting Officer and Head of Finance
Sophiris Bio Inc.
1258 Prospect Street
La Jolla, CA 92037

> **Re: Sophiris Bio Inc.**
> **Registration Statement on Form S-1**
> **Filed February 15, 2013**
> **File No. 333-186724**

Dear Mr. Slover:

We have reviewed your registration statement and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and any amended registration statement, we may have additional comments.

<u>Business—Our Strategy, page 75</u>

1. We note that you are conducting several clinical trials of PRX302 and your statement that if those trials are successful, you plan to submit a biologics license application to the FDA. We also note your statement on page 12 that you have not yet submitted any application to the FDA for your products. Please revise your disclosure where appropriate to identify the date of submission of the investigational new drug application for PRX302.

<u>Consolidated Financial Statements</u>
<u>Reports of Independent Registered Public Accounting Firm, page F-2</u>

2. An auditor's association with the cumulative amounts from inception included in the financial statements is required on an annual basis as long as the registrant is in the development stage. Please have PricewaterhouseCoopers LLP (U.S.) revise the introductory and opinion paragraph of their report to include the cumulative since inception amounts through December 31, 2012. If PricewaterhouseCoopers LLP (U.S.)

relied upon the predecessor auditor (or predecessor auditors) for discrete reporting periods that are part of the cumulative amounts since inception, it should include a reference to the predecessor auditor(s) and identify the periods audited by the predecessor auditor(s) in the introductory paragraph of the audit report, and refer to the report of the other auditor(s) in expressing their opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Barbara Borden
        Cooley LLP
        4401 Eastgate Mall
        San Diego, CA 92121